UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the quarter ended March 31, 2010

Commission File Number: 001-13425
Ritchie Bros. Auctioneers Incorporated
9500 Glenlyon Parkway
Burnaby, BC, Canada
V5J 0C6
(778) 331 5500
(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☐          Form 40-F ☑
indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PART 1. FINANCIAL INFORMATION
ITEM 1. FINANCIAL STATEMENTS
The accompanying unaudited consolidated financial statements do not include all information and footnotes required by Canadian or United States generally accepted accounting principles for a complete set of annual financial statements. However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the relevant periods have been made. Results for the interim periods are not necessarily indicative of the results to be expected for the year or any other period. These financial statements should be read in conjunction with the summary of accounting policies and the notes to the consolidated financial statements included in the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2009, a copy of which has been filed with the U.S. Securities and Exchange Commission. These policies have been applied on a consistent basis.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Operations and Retained Earnings
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	Three months ended
	March 31,
	2010	2009

Auction revenues	$83,544	$83,675
Direct expenses	10,685	8,853

	72,859	74,822

Expenses:
Depreciation and amortization (note 4)	6,409	6,989
General and administrative	46,407	39,818

	52,816	46,807

Earnings from operations	20,043	28,015
Other income (expense):
Interest expense	(1,278)	(162)
Interest income	611	619
Foreign exchange (loss) gain	(430)	697
Gain (loss) on disposition of capital assets	85	(45)
Other	(278)	298

	(1,290)	1,407

Earnings before income taxes	18,753	29,422
Income tax expense (recovery):
Current	6,249	8,172
Future	(296)	1,371

	5,953	9,543

Net earnings	$12,800	$19,879

Net earnings per share (note 7 (d)):
Basic	$0.12	$0.19
Diluted	$0.12	$0.19

Retained earnings, beginning of period	$411,326	$357,845
Net earnings	12,800	19,879
Cash dividends paid	(10,540)	(9,439)

Retained earnings, end of period	$413,586	$368,285

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

	March 31,	December 31,
	2010	2009
	(unaudited)

Assets

Current assets:
Cash and cash equivalents	$185,152	$122,596
Accounts receivable	96,303	51,963
Inventory	22,107	6,640
Advances against auction contracts	7,164	4,574
Prepaid expenses and deposits	9,537	8,131
Other assets (note 3)	2,945	265
Income taxes receivable	1,561	3,824
Future income tax asset	1,170	714

	325,939	198,707

Capital assets (note 4)	610,508	597,945
Other assets (note 5)	10,529	14,472
Goodwill	46,024	45,593
Future income tax asset	2,688	1,104

	$995,688	$857,821

Liabilities and Shareholders’ Equity

Current liabilities:
Auction proceeds payable	$221,237	$74,726
Accounts payable and accrued liabilities	79,379	88,402
Short-term debt	78	5,069

	300,694	168,197

Long-term debt (note 6)	133,966	130,394
Other liabilities	1,533	1,254
Future income tax liability	15,246	13,565

	451,439	313,410

Shareholders’ equity:
Share capital (note 7)	101,212	99,980
Additional paid-in capital	16,521	16,146
Retained earnings	413,586	411,326
Accumulated other comprehensive income	12,930	16,959

	544,249	544,411

	$995,688	$857,821

Commitments and contingencies (note 8)
See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars)
(Unaudited)

				Accumulated
		Additional		Other	Total
	Share	Paid-In	Retained	Comprehensive	Shareholders’
	Capital	Capital	Earnings	Income	Equity
Balance, December 31, 2009	$99,980	$16,146	$411,326	$16,959	$544,411
Exercise of stock options	1,232	(217)	—	—	1,015
Stock compensation tax adjustment	—	51	—	—	51
Stock compensation expense	—	541	—	—	541
Net earnings	—	—	12,800	—	12,800
Cash dividends paid	—	—	(10,540)	—	(10,540)
Foreign currency translation adjustment	—	—	—	(4,029)	(4,029)

Balance, March 31, 2010	$101,212	$16,521	$413,586	$12,930	$544,249

Consolidated Statements of Comprehensive Income
(Expressed in thousands of United States dollars)
(Unaudited)

	Three months ended
	March 31,
	2010	2009

Net earnings	$12,800	$19,879
Other comprehensive loss:
Foreign currency translation adjustment	(4,029)	(10,970)

Comprehensive income	$8,771	$8,909

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
(Unaudited)

	Three months ended March 31,
	2010	2009

Cash provided by (used in):
Operating activities:
Net earnings	$12,800	$19,879
Items not involving cash:
Depreciation and amortization	6,409	6,989
Stock compensation expense	541	532
Future income taxes	(296)	1,371
Foreign exchange loss (gain)	430	(697)
Net (gain) loss on disposition of capital assets	(85)	45
Changes in non-cash working capital:
Accounts receivable	(45,407)	(81,449)
Inventory	(15,424)	4,390
Advances against auction contracts	(2,609)	(6,923)
Prepaid expenses and deposits	(1,361)	784
Income taxes receivable	2,590	2,807
Income taxes payable	—	1,503
Auction proceeds payable	145,490	182,331
Accounts payable and accrued liabilities	(8,524)	7,136
Other	(396)	(396)

	94,158	138,302

Investing activities:
Capital asset additions	(18,932)	(35,440)
Proceeds on disposition of capital assets	610	565
(Decrease) increase in other assets	1,298	(5,300)

	(17,024)	(40,175)

Financing activities:
Issuance of share capital	1,015	80
Dividends on common shares	(10,540)	(9,439)
Issuance of short-term debt	78	281
Repayment of short-term debt	(4,897)	—
Issuance of long-term debt	—	15,000
Other	45	15

	(14,299)	5,937

Effect of changes in foreign currency rates on cash and cash equivalents	(279)	(1,453)

Increase in cash and cash equivalents	62,556	102,611
Cash and cash equivalents, beginning of period	122,596	107,275

Cash and cash equivalents, end of period	$185,152	$209,886

Supplemental information:
Interest paid	$1,852	$905
Income taxes paid	3,667	3,818
See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2010 and 2009
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2010 and for the three-month periods ended March 31, 2010 and 2009 is unaudited)
1.	Significant accounting policies:
(a)	Basis of presentation:
These unaudited consolidated financial statements present the financial position, results of operations, comprehensive income, changes in shareholders’ equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the “Company’’) and its subsidiaries. All significant intercompany balances and transactions have been eliminated.
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP’’) applicable to interim financial information and are based on accounting principles and practices consistent with those used in the preparation of the annual consolidated financial statements. These consolidated financial statements are not materially different from those that would be presented in accordance with United States GAAP, except as disclosed in note 10. The interim consolidated financial statements should be read in conjunction with the December 31, 2009 audited consolidated financial statements.
(b)	Revenue recognition:
Auction revenues are comprised mostly of auction commissions, which are earned by the Company acting as an agent for consignors of equipment and other assets, but also include net profits on the sale of inventory, internet and proxy purchase fees, administrative and documentation fees on the sale of certain lots, and auction advertising fees. All revenue is recognized when the auction sale is complete and the Company has determined that the auction proceeds are collectible.
Auction commissions represent the percentage earned by the Company on the gross proceeds from equipment and other assets sold at auction. The majority of auction commissions is earned as a pre-negotiated fixed rate of the gross selling price. Other commissions are earned when the Company guarantees a certain level of proceeds to a consignor. This type of commission typically includes a pre-negotiated percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. If a loss relating to a guarantee contract to be sold after a period end is known at the financial statement reporting date, the loss is accrued in the financial statements for that period. The Company’s exposure from these guarantee contracts fluctuates over time (see note 8).

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2010 and 2009
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2010 and for the three-month periods ended March 31, 2010 and 2009 is unaudited)
1.	Significant accounting policies (continued):
(b)	Revenue recognition (continued):
Auction revenues also include net profit on the sale of inventory items. In some cases, incidental to its regular commission business, the Company temporarily acquires title to items for a short time prior to a particular auction sale. The auction revenue recorded is the net gain or loss on the sale of the items.
(c)	Comparative figures:
Certain comparative figures have been reclassified to conform with the presentation adopted in the current period.
2.	Seasonality of operations:
The Company’s operations are both seasonal and event driven. Auction revenues tend to be highest during the second and fourth calendar quarters. The Company generally conducts more auctions during these quarters than during the first and third calendar quarters. Mid-December through mid-February and July through August are traditionally less active periods.
In addition, the Company’s revenue is dependent upon the timing of such events as fleet upgrades and realignments, contractor retirements, and the completion of major projects, among other things. These events are not predictable and are usually unrelated to fiscal quarters, making quarter-to-quarter comparability difficult.
3.	Other current assets:

	March 31,	December 31,
	2010	2009

Assets held for sale	$2,644	$—
Deferred property sale costs	201	166
Current portion of note receivable (note 5)	100	99

	$2,945	$265

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2010 and 2009
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2010 and for the three-month periods ended March 31, 2010 and 2009 is unaudited)
4.	Capital assets:

		Accumulated	Net book
March 31, 2010	Cost	depreciation	value

Land and improvements	$313,899	$18,574	$295,325
Buildings	238,725	43,213	195,512
Land and buildings under development	37,968	—	37,968
Yard equipment	30,407	14,328	16,079
Computer software and equipment under development	15,751	—	15,751
Computer software	31,384	18,165	13,219
Automotive equipment	20,887	8,555	12,332
Office equipment	18,445	7,563	10,882
Computer equipment	15,505	8,305	7,200
Leasehold improvements	8,830	2,590	6,240

	$731,801	$121,293	$610,508

		Accumulated	Net book
December 31, 2009	Cost	depreciation	value

Land and improvements	$294,134	$19,684	$274,450
Buildings	232,160	40,882	191,278
Land and buildings under development	57,367	—	57,367
Yard equipment	28,945	13,533	15,412
Computer software and equipment under development	14,084	—	14,084
Computer software	29,477	15,749	13,728
Automotive equipment	20,124	8,223	11,901
Office equipment	17,275	6,998	10,277
Computer equipment	14,707	7,104	7,603
Leasehold improvements	4,396	2,551	1,845

	$712,669	$114,724	$597,945

During the three months ended March 31, 2010, the Company determined that certain assets on which depreciation was charged had an indefinite life and therefore should not have been depreciated. The accumulated depreciation on these assets was $2,668,000, which was reversed in the period as an immaterial adjustment, resulting in a $2,668,000 decrease to depreciation expense.
During the three months ended March 31, 2010, the Company capitalized interest of $624,000 (2009 — $735,000) to the cost of land and buildings under development.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2010 and 2009
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2010 and for the three-month periods ended March 31, 2010 and 2009 is unaudited)
5.	Other non-current assets:

	March 31,	December 31,
	2010	2009

Note receivable	$5,106	$5,131
Assets held for sale	1,031	3,675
Long-term prepaids	2,844	2,946
Other receivables	1,548	2,720

	$10,529	$14,472

The note receivable is secured by a property the Company is leasing and a neighbouring property. The note is repayable in monthly installments of principal plus interest, with final payment due in 2013.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2010 and 2009
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2010 and for the three-month periods ended March 31, 2010 and 2009 is unaudited)
6.	Long-term debt:

	March 31,	December 31,
	2010	2009

Term loan, denominated in Canadian dollars, unsecured, bearing interest at 6.385%, due in quarterly installments of interest only, with the full amount of the principal due in 2016.	$58,893	$56,889

Term loan, unsecured, bearing interest at 5.610%, due in quarterly installments of interest only, with the full amount of the principal due in 2011, which the Company intends to refinance on a long-term basis by drawing on its available credit facilities.	29,974	29,966

Revolving loan, denominated in Canadian dollars, unsecured, bearing interest at Canadian bankers’ acceptance rate plus a margin between 0.65% and 1.00%, due in monthly installments of interest only. The revolving credit facility is available until January 2014. As at March 31, 2010, the effective rate of interest on this loan, including the margin, was 1.100%.	30,323	29,282

Term loan, denominated in Canadian dollars, secured by a general security agreement, bearing interest at 4.429%, due in monthly installments of interest only, with the full amount of the principal due in 2010, which the Company intends to refinance on a long-term basis by drawing on its available credit facilities.	14,776	14,257

	$133,966	$130,394

The following credit facilities are available to the Company:

	March 31,	December 31,
	2010	2009

Committed revolving credit facilities:
Total unused	$169,399	$180,513
Expires January 2014	164,399	165,513

Uncommitted credit facilities:
Total unused	$282,376	$280,426
Expires November 2011	190,924	192,928

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2010 and 2009
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2010 and for the three-month periods ended March 31, 2010 and 2009 is unaudited)
7.	Share capital:
(a)	Shares issued:
Common shares issued and outstanding are as follows:

Issued and outstanding, December 31, 2009	105,378,620
Issued for cash, pursuant to stock options exercised	80,166

Issued and outstanding, March 31, 2010	105,458,786

(b)	Stock option plan:
Stock option activity for the three months ended March 31, 2010 is as follows:

	Common Shares	Weighted Average
	Under Option	Exercise Price

Outstanding, December 31, 2009	2,922,587	$15.13
Granted	584,800	21.82
Exercised	(80,166)	12.67

Outstanding, March 31, 2010	3,427,221	$16.33

Exercisable, March 31, 2010	2,441,527	$15.26

The options outstanding at March 31, 2010 expire on dates ranging to March 11, 2020.
The following is a summary of stock options outstanding and exercisable at March 31, 2010:

		Options Outstanding		Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Range of	Number	Remaining	Exercise	Number	Exercise
Exercise Prices	Outstanding	Life (years)	Price	Exercisable	Price

$3.89 – $4.35	80,500	1.7	$4.27	80,500	$4.27
$5.18	172,624	2.8	5.18	172,624	5.18
$8.82 – $10.80	369,700	4.3	9.77	369,700	9.77
$14.23 – $14.70	1,378,034	7.9	14.55	991,693	14.57
$18.67	388,800	6.9	18.67	388,800	18.67
$21.82	584,800	10.0	21.82	—	—
$24.39 – $25.76	452,763	8.0	24.41	438,210	24.41

	3,427,221			2,441,527

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2010 and 2009
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2010 and for the three-month periods ended March 31, 2010 and 2009 is unaudited)
7.	Share capital (continued):
(c)	Stock-based compensation:
The Company uses the fair value based method to account for employee stock-based compensation awards. During the three-month period ended March 31, 2010, the Company recognized compensation cost of $541,000 (2009 — $532,000) in respect of options granted in 2010 and 2009 under its stock option plan.
For the purposes described above, the fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2010	2009
Risk free interest rate	2.7%	2.5%
Dividend yield	1.83%	2.48%
Expected lives	5 years	5 years
Volatility	34.4%	31.8%
The weighted average grant date fair value of options granted during the three months ended March 31, 2010 was $6.42 per option (2009 — $3.74). The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2010 and 2009
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2010 and for the three-month periods ended March 31, 2010 and 2009 is unaudited)
7.	Share capital (continued):
(d)	Net earnings per share:
The computations for basic and diluted earnings per share are as follows:

	Three months ended March 31, 2010
			Per share
	Net earnings	Shares	amount

Basic net earnings per share	$12,800	105,412,766	$0.12
Effect of dilutive securities:
Stock options	—	667,662	—

Diluted net earnings per share	$12,800	106,080,428	$0.12

	Three months ended March 31, 2009
			Per share
	Net earnings	Shares	amount

Basic net earnings per share	$19,879	104,895,776	$0.19
Effect of dilutive securities:
Stock options	—	783,841	—

Diluted net earnings per share	$19,879	105,679,617	$0.19

For the three months ended March 31, 2010, stock options to purchase 1,037,563 common shares (2009 — 898,110) were outstanding but were excluded from the calculation of diluted earnings per share as they were anti-dilutive.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2010 and 2009
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2010 and for the three-month periods ended March 31, 2010 and 2009 is unaudited)
8.	Commitments and contingencies:
The Company is subject to legal and other claims that arise in the ordinary course of its business. The Company does not believe that the results of these claims will have a material effect on its financial position or results of operations.

In the normal course of its business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment. At March 31, 2010, outstanding guarantees under contract for industrial equipment to be sold prior to the end of the third quarter of 2010 totaled $53,482,000 (December 31, 2009 — $13,553,000 to be sold prior to the end of the second quarter of 2010). The Company also had guarantees under contract totaling $15,429,000 relating to agricultural auctions to be held prior to the end of the third quarter of 2010 (December 31, 2009 — $8,070,000 to be sold prior to the end of the third quarter of 2010). The outstanding guarantee amounts are undiscounted and before estimated proceeds from sale at auction. No liability has been recorded with respect to these guarantee contracts.
9.	Financial instruments:
(a)	Fair value:
Carrying amounts of certain of the Company’s financial instruments, including accounts receivable, auction proceeds payable, accounts payable and accrued liabilities, and short-term debt, approximate their fair values due to their short terms to maturity. Based on lending rates currently available to the issuer of the note receivable for notes with similar terms, the carrying amount of the Company’s note receivable approximates its fair value as at March 31, 2010 and December 31, 2009. The carrying amounts of the Company’s other non-current receivables approximate fair value. Based on borrowing rates currently available to the Company for loans with similar terms, the fair value of its long-term debt as at March 31, 2010 was approximately $141,956,000 (December 31, 2009 — $138,429,000).
(b)	Financial risk management:
The Company is exposed to a variety of financial risks by virtue of its activities, including foreign exchange risk, interest rate risk, credit risk and liquidity risk. The Board of Directors has overall responsibility for the oversight of the Company’s risk management.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2010 and 2009
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2010 and for the three-month periods ended March 31, 2010 and 2009 is unaudited)
9.	Financial instruments (continued):
(b)	Financial risk management (continued):
Foreign exchange risk
The Company operates internationally and is exposed to currency risk, primarily relating to the Canadian and U.S. dollars, and the Euro, arising from sales, purchases and loans that are denominated in currencies other than the respective functional currencies of the Company’s international operations. The Company also has various investments in non-U.S. dollar self-sustaining operations. Upon translation of those operations’ net assets into U.S. dollars, the Company is exposed to foreign exchange risk. The Company has elected not to actively manage this exposure at this time. Refer to further discussion in the section entitled Quantitative and Qualitative Disclosure about Market Risk contained in the Company’s Management Discussion and Analysis.
For the three months ended March 31, 2010, the currently quantifiable effect, with other variables unchanged, of a 1% strengthening (weakening) of the U.S. dollar against the Canadian dollar and Euro on the Company’s financial statements is as follows:
•	increase (decrease) net earnings by approximately $100,000 (2009 — $40,000) due to the translation of the foreign operations’ statements of operations into the Company’s reporting currency, the U.S. dollar;

•	decrease (increase) net earnings by approximately $40,000 (2009 — increase (decrease) $120,000) due to the revaluation of significant foreign currency denominated monetary items; and

•	decrease (increase) other comprehensive income by approximately $2,500,000 (2009 — $2,000,000).
Interest rate risk
The Company’s interest rate risk mainly arises from the interest rate impact on the Company’s cash and cash equivalents and floating rate debt. Cash and cash equivalents earn interest based on market interest rates. As at March 31, 2010 and December 31, 2009, the Company was not exposed to significant interest rate risk on its cash and cash equivalents.
The Company’s interest rate management policy is generally to borrow at fixed rates. However, floating rate funding has been used if the terms of borrowings are favorable. The Company will consider utilizing derivative instruments such as interest rate swaps to minimize its exposure to interest rate risk. As at March 31, 2010, approximately 23% (December 31, 2009 — 22%) of the Company’s borrowings are at floating rates of interest.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2010 and 2009
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2010 and for the three-month periods ended March 31, 2010 and 2009 is unaudited)
9.	Financial instruments (continued):
(b)	Financial risk management (continued):
Interest rate risk (continued)
The weighted average interest rate paid by the Company on its outstanding floating rate borrowings during the three months ended March 31, 2010 was 1.10% (2009 — 2.04%). For the three-month periods ended March 31, 2010 and 2009, with other variables unchanged, a 100 basis points or 1% increase or decrease in interest rates would have no significant impact on the Company’s financial statements.
Credit risk
Credit risk is the risk of financial loss to the Company arising from the non-performance by counterparties of contractual financial obligations. The Company is not exposed to significant credit risk on accounts receivable because it does not extend credit to buyers at its auctions, and it has a large diversified customer base. In addition, assets purchased at the Company’s auctions are not normally released to the buyers until the Company receives payment in full. The Company’s maximum exposure to credit risk on accounts receivable at the reporting date is the carrying value of its accounts receivable, less those receivables relating to assets that have not been released to the buyers.
The Company’s credit risk exposure on liquid financial assets, being cash and cash equivalents, is limited since it maintains its cash and cash equivalents in a range of large financial institutions around the world.
The Company limited its credit risk on its note receivable by performing credit verification procedures prior to the issuance of the note receivable. In addition, the note receivable is secured by a property the Company is leasing and a neighbouring property, and is monitored on an ongoing basis. To date, the counterparty has not failed to meet its financial obligations to the Company.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by maintaining adequate cash and cash equivalent balances, generally by releasing payments to consignors only after receivables from buyers have been collected. The Company also utilizes its established lines of credit (note 6) for short-term borrowings on an as-needed basis. The Company continuously monitors and reviews both actual and forecast cash flows to ensure there is sufficient working capital to satisfy its operating requirements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2010 and 2009
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2010 and for the three-month periods ended March 31, 2010 and 2009 is unaudited)
10.	United States generally accepted accounting principles:
The consolidated financial statements are prepared in accordance with Canadian GAAP, which differ, in certain respects, from accounting practices generally accepted in the United States and from requirements promulgated by the Securities and Exchange Commission.
The Company had a number of outstanding intercompany loan balances where settlement was not planned or anticipated in the foreseeable future, which were considered part of net investments in foreign operations. As such, foreign exchange gains or losses arising from these intercompany loans were reported in the cumulative translation adjustment account. During the year ended December 31, 2008, foreign currency translation gains of $14,884,000, net of tax of $139,000, were reclassified to net earnings. Under US GAAP, the reclassification of the pro rata portion of foreign exchange gains or losses in accumulated other comprehensive income to net earnings only occurs when the reduction in the net investment is the result of a complete sale, or complete or substantially complete liquidation, which has not occurred in this case.
As a result, the amounts in the consolidated balance sheets that differ from those reported under Canadian GAAP are as follows:

	March 31, 2010		December 31, 2009
	Canadian		Canadian
	GAAP	US GAAP	GAAP	US GAAP

Retained earnings	$413,586	$398,702	$411,326	$396,442

Accumulated other comprehensive income	12,930	27,814	16,959	31,843

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the three-month period ended March 31, 2010 compared to the three-month period ended March 31, 2009. This discussion should be read in conjunction with our unaudited interim consolidated financial statements and notes thereto for the period ended March 31, 2010, and with the disclosures below regarding forward-looking statements and risk factors. You should also consider our audited consolidated financial statements and notes thereto and our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2009, which are included in our 2009 Annual Report on Form 40-F.
The date of this discussion is as of April 29, 2010. Additional information relating to our company, including our Annual Information Form, is available by accessing the SEDAR website at www.sedar.com. Our Annual Report on Form 40-F is available on the SEC’s EDGAR system at www.sec.gov. None of the information on the SEDAR or EDGAR websites is incorporated by reference into this document by this or any other reference.
We prepare our consolidated financial statements in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. There are no material measurement differences between those financial statements and the financial position and results of operations that would be reported under generally accepted accounting principles in the United States, or U.S. GAAP, except as described in note 10 to the interim consolidated financial statements. Amounts discussed below are based on our interim consolidated financial statements prepared in accordance with Canadian GAAP and are presented in U.S. dollars. Unless indicated otherwise, all tabular dollar amounts, including related footnotes, presented below are expressed in thousands of dollars, except per share amounts.
Ritchie Bros. is the world’s largest auctioneer of industrial equipment, selling more equipment to on-site and online bidders than any other company in the world. Our world headquarters are located in Vancouver, British Columbia, Canada, and as of the date of this discussion, we operated from over 110 locations in more than 25 countries, including 41 auction sites worldwide. We sell, through unreserved public auctions, a broad range of used and unused industrial assets, including equipment, trucks and other assets used in the construction, transportation, agricultural, material handling, mining, forestry, petroleum and marine industries. Our purpose is to use unreserved auctions to create a global marketplace for our customers.
We operate mainly in the auction segment of the global industrial equipment marketplace. Our primary target markets within that marketplace are the used truck and equipment sectors, which are large and fragmented. The world market for used equipment and trucks continues to grow, primarily as a result of the increasing, cumulative supply of used equipment and trucks, which is driven by the ongoing production of new equipment and trucks. Industry analysts estimate that the world-wide value of used equipment and truck transactions, of the type of equipment we sell at our auctions, is greater than $100 billion per year. Although we sell more used equipment than any other company in the world, we estimate our share of this fragmented market is in the range of 3%.
In recent periods, approximately 80% of the value of the items sold at our auctions was purchased by end users of equipment and trucks (retail buyers), such as contractors, with the remainder being purchased primarily by equipment and truck dealers, rental companies and brokers (wholesale buyers). Consignors to our auctions represent a broad mix of equipment owners, the majority being end users of equipment, with the balance being finance companies, truck and equipment dealers and equipment rental companies, among others. Consignment volumes at our auctions are affected by a number of factors, including regular fleet upgrades and reconfigurations, financial pressure, retirements, and inventory reductions, as well as by the timing of the completion of major construction and other projects.

We compete directly for potential purchasers of industrial assets with other auction companies. Our indirect competitors include truck and equipment manufacturers, other third party methods, and equipment rental companies that offer an alternative to purchasing. When sourcing equipment to sell at our auctions, we compete with other auction companies, other third party methods, and equipment owners that have traditionally disposed of equipment through private sales. Private sales between equipment owners are the dominant form of transaction in the used truck and equipment sectors.
We have several key strengths that we believe provide distinct competitive advantages and will enable us to grow and make our auctions more appealing to both buyers and sellers of industrial assets. Some of our principal strengths include:
•	Our reputation for conducting only unreserved auctions and our widely recognized commitment to honesty and fair dealing.
•	Our ability to transcend local market conditions and create a global marketplace for industrial assets by attracting diverse audiences of mainly end-user bidders from around the world to our auctions.
•	Our size, financial strength and access to capital, the international scope of our operations, our extensive network of auction sites, and our marketing skills.
•	Our ability to enhance our live auctions with technology using our online bidding service, and our proprietary Virtual Ramp methodology, which projects equipment photos and information onto a large screen to allow bidders to view each item as they bid. In the first quarter of 2010 we began rolling out a Timed Auction system to our auction sites in North America, and we launched our new website (see further discussion below).
•	Our in-depth experience in the marketplace, including our equipment valuation expertise and proprietary customer and equipment databases.
•	Our dedicated and experienced workforce, which allows us to, among other things, enter new geographic markets, structure deals to meet our customers’ needs and provide high quality and consistent service to consignors and bidders.
Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. When we say “unreserved” we mean that there are no minimum bids or reserve prices on anything sold at a Ritchie Bros. auction – each item sells to the highest bidder on sale day, regardless of the price. In addition, consignors (or their agents) are not allowed to bid on, or buy back or in any way influence the selling price of their own equipment. We maintain this commitment to the unreserved auction process because we believe that an unreserved auction is a fair auction.
We attract a broad base of bidders from around the world to our auctions. Our worldwide marketing efforts help to attract bidders, and they are willing to travel long distances or participate online in part because of our reputation for conducting fair auctions. These diverse multinational, mainly end user bidding audiences provide a global marketplace that allows our auctions to transcend local market conditions, which we believe is a significant competitive advantage. Evidence of this is the fact that in recent periods an average of approximately 60% of the value of equipment sold at our auctions left the region of the sale.
We believe that our ability to consistently draw significant numbers of local and international bidders from many different end markets to our auctions, most of whom are end users rather than resellers, is appealing to sellers of used equipment and trucks, and helps us to attract consignments to our auctions. Higher consignment volumes attract more bidders, which in turn attract more consignments, and so on in a self-reinforcing process that has helped us to achieve substantial momentum in our business.

In spite of the difficulties being faced by many companies as a result of recent economic events, we believe our business model remains strong and our strategy continues to be viable. In our experience over the last 50 years, financial and economic uncertainty generally acts as a catalyst for equipment owners to turn their surplus assets into cash quickly, efficiently and for fair market value, which we believe benefits our business. Additionally, when cash flow or credit is tight and there is uncertainty in the market, traditional buyers of new equipment have been more likely to look for good quality, late-model used equipment, resulting in enhanced demand for equipment at our auctions.
We continue to believe there is a substantial volume of surplus used equipment in the market. However, in some geographies in which we operate, particularly the United States, the growth of our gross auction proceeds (described below) in 2009 and into 2010 has been adversely affected by market uncertainty. We believe many equipment owners have been holding on to idle assets rather than selling them, hoping for the economy to recover and used equipment values to improve. More recently, we have seen signs in many of our geographic markets that equipment owners and their financial institutions are starting to recalibrate their operations to the current economic environment and we believe we are well positioned to assist these owners when they do decide to sell their surplus assets.
Our strategy, which is discussed further below, is designed in part to increase our share of the large and highly fragmented used equipment market, and market share gains tend not to be directly impacted by economic uncertainty. Also, there is still a significant amount of infrastructure and other construction projects being undertaken around the world, which we believe benefits our business by generating equipment buying and selling activity at our auctions.
Though we believe equipment prices have stabilized recently, we have not yet seen an increase in consignment volumes in the first quarter of 2010. We did experience strong performance in our at-risk contracts (discussed in more detail below) during the three months ended March 31, 2010, as well as an increase in revenues from our straight commission business and fees compared to the same period in 2009. Therefore, despite lower gross auction proceeds than the first quarter of 2009, our auction revenue rate was higher (i.e. auction revenues as a percentage of gross auction proceeds – please see further discussion below).
We continue to believe our business model is well suited for recent economic conditions. We also believe that over the long-term designing and executing our strategy will continue to be a significant determinant of our ability grow our earnings, in part because our share of the world market for used equipment and trucks is so small. We believe that our growth is not directly, nor to a great extent, dependent on growth of the broader used truck and equipment market.
Growth Strategies
Our long-term mission is to be the world’s largest marketplace for commercial and industrial assets. Our principal goals are to grow our earnings per share at a manageable pace over the long term while maintaining a reasonable return on invested capital, and to maintain and enhance the Ritchie Bros. culture. Our preference is to pursue sustainable growth with a consistently high level of customer service, rather than targeting aggressive growth and risking erosion of the strong customer relationships and high level of customer service that we believe differentiate us from our competitors.

To grow our business, we are focusing simultaneously on three different fronts, and we believe these three key components of our strategy work in unison.
1.	Our People
People are a key driver of our growth, and one of our key strategies is to build the team that will help us achieve our goals. This includes recruiting, training and developing the right people, as well as enhancing the productivity of our sales force and our administrative support teams by giving them the tools and training they need to be effective. This component of our strategy also includes active succession planning and leadership development, with a focus on developing employees from within our Company.
Our ability to recruit, train and retain capable new members for our sales team has a significant influence on our rate of growth. Ours is a relationship business and our Territory Managers are the main point of contact with our customers. We look for bright, hard-working individuals with positive attitudes, and we are committed to providing our people with a great workplace and opportunities to grow with the company and become future leaders of our global team. Our current target is to increase our sales force by an average of 5-10% per year.
2.	Our Places
We intend to continue to expand our presence in existing markets and enter new markets, and to expand our international auction site network to handle expected growth in our business. When we talk about markets, we are referring to geographic markets and industry sectors.
Although we expect that most of our growth in the near future will come from expanding our business and increasing our penetration in regions where we already have a presence, such as the United States, Canada and Western Europe, we anticipate that emerging markets in developing countries will be important in the longer term. Our sales offices in many of these emerging markets have been established to position us to take advantage of these future growth opportunities, and we anticipate continued investment in frontier markets in the future.
We plan to expand our worldwide network of auction sites, adding an average of at least two new permanent auction sites or regional auction units to our network every year. In addition, we intend to expand or replace existing auction sites as necessary to provide capacity for increased sales volumes. Our auction site network does not directly drive growth, but is a critical strategic advantage and helps us to sustain efficient and scalable growth. We also intend to continue to hold offsite auctions in new regions to expand the scope of our operations.
We also aim to increase our market share in our core markets of construction, transportation and agricultural equipment, and to sell more assets in categories that are complementary to these core markets. Examples of these complementary categories include mining, forestry and petroleum assets.
3.	Our Processes
We are committed to developing and continually refining the processes and systems that we use to conduct our business. We believe that this continuous focus on improvement will allow us to grow our revenues faster than our operating costs over the long term. We also intend to use technology to facilitate our growth and enhance the quality and service level of our auctions.
Over the past few years, we have made significant progress in developing business processes and systems that are efficient, consistent and scalable, including the successful implementation of a new enterprise resource planning system.
We believe that these three components work together because our people help us to achieve our growth objectives, our places give us focus areas for and the capacity to handle growth, and our processes help us to achieve that growth with efficiency and consistency while continuing to deliver value to our customers.

Strategy Execution in 2010
Highlights of the first quarter of 2010 included:
People
We increased our sales team to 313 people, a 4% increase compared to the end of 2009. Because our business depends on trusting relationships with our customers to generate consignments to our auctions, it can often take two to three years for a sales person to achieve a suitable level of productivity. Our productivity, which we measure as gross auction proceeds per revenue producer, was lower in the first quarter of 2010 than the comparable period in 2009 in part due to the above-average growth in our sales force; it may take a year or more for our productivity to improve. However, we expect that investing in our sales force will help us to achieve our growth strategies.
Places
During the first quarter of 2010 we added two auction sites to our network: a new permanent auction site in Narita, Japan and a new regional auction unit in Tipton, California, where we held grand opening auctions during the period. We also replaced two sites with larger facilities in Vancouver, British Columbia and Caorso, Italy (replacing a regional auction unit).
In the remainder of 2010, we plan to add three sites to our network and replace one site. Subsequent to the period end, we conducted our grand opening auction at our new regional auction unit in Salt Lake City, Utah.
Processes
Key achievements regarding our strategic plan for ‘Processes’ included:
•	We introduced our new Timed Auction system at eight of our auction sites in the United States and Canada in the first quarter of 2010. This new technology is used to sell smaller items, such as consumer goods and equipment attachments, in an online Timed Auction, without an auctioneer and therefore with more flexibility and convenience for our bidders. In addition to offering greater convenience and choice for our customers, this system enables us to sell lower-value lots more efficiently and at lower cost. We intend to roll out our Timed Auction system to the majority of our auction sites in 2010.
•	We continued to roll out to our worldwide sales team our new sales force automation tool. This tool will allow our sales force to manage relationships with their customers, consignments to our auctions, and other aspects of their roles with much greater efficiency and scalability.
•	Subsequent to the end of the quarter, we launched our new 21-language web site (www.rbauction.com) at the Bauma trade show in Munich, Germany. In addition to the significantly enhanced language capabilities, of the new rbauction.com, other features include: online bidding amounts and auction results in customer currency, enhanced search functionality with a side by side equipment comparison tool, and zoomable, high-resolution equipment photos, among many other customer-facing improvements.
Operations
On March 30, 2010, one of the co-founders of Ritchie Bros., David Ritchie, sold his yacht, Apoise, at a Ritchie Bros. unreserved public auction in Grand Cayman, Cayman Islands. Due to the unique nature of the asset, Ritchie Bros. negotiated a fixed fee contract for the services performed. The fee was based on standard market terms and was designed to generate margins for the Company consistent with the margins we expect to earn on our core business. The fee was $0.9 million; direct expenses for the auction were $0.2 million; and net proceeds were $0.7 million.

The majority of our industrial auctions are held at our permanent auction sites, where we own the land and facilities, or at regional auction units, where we usually lease the land and typically have more modest facilities. We also hold off-site auctions at temporary locations, often on land owned by one of the main consignors to the particular auction. Most of our agricultural auctions are off-site auctions that take place on the consignor’s farm. During the first three months of 2010, 99% of our gross auction proceeds were attributable to auctions held at our permanent auction sites and regional auction units (first three months of 2009 – 97%). A total of seven off-site auctions were held during the quarter, compared to one in the first quarter of 2009. Gross auction proceeds represent the total proceeds from all items sold at our auctions (please see “Sources of Revenue and Revenue Recognition” below).
During the first quarter of 2010, we had approximately 77,000 bidder registrations at our industrial auctions, compared to approximately 74,000 in the same period in 2009, an increase of 4%. This statistic points to the continuing value of our auctions. In addition, throughout our history, consignors to our auctions have often developed their relationship with us starting as bidders at our auction.
We received nearly 8,000 industrial asset consignments (typically comprised of multiple lots) during the quarter. We handled approximately 62,000 lots, representing an increase of 3% over 2009.
During the first three months of 2010, we conducted 40 unreserved industrial auctions at locations in North and Central America, Europe, the Middle East, Australia, and Asia (first quarter of 2009 – 32). We also held 11 unreserved agricultural auctions during the first three months of 2010 in Canada (first three months of 2009 – one). Although our auctions have varied in size over the last 12 months, our average industrial auction during the 12-month period ended March 31, 2010 attracted over 1,700 bidder registrations (12 months ended March 31, 2009 – over 1,500) and featured over 1,400 lots (12 months ended March 31, 2009 – almost 1,400) consigned by 202 consignors (12 months ended March 31, 2009 – 187), generating average gross auction proceeds of approximately $17.9 million per auction (12 months ended March 31, 2009 – $17.8 million). Our agricultural auctions during the same period averaged approximately $1.2 million in size (12 months ended March 31, 2009 - $0.8 million).
We sold over $180 million of equipment, trucks, and other assets to online bidders during the first three months of 2010 which represents an 11% increase compared to the first three months of 2009 (first three months of 2009 – over $166 million). Our online sales growth to date in 2010 continues to reflect our position as the world’s largest seller of industrial equipment to online buyers.
Approximately 63% of our auction revenues in the first three months of 2010 were earned from operations in the United States (first three months of 2009 – 65%), 16% from auctions in Canada (first three months of 2009 – 12%) and the remaining 21% from auctions in countries other than the United States of America and Canada, primarily in Europe, the Middle East, Australia, and Mexico (first three months of 2009 – 23%). We had 1,178 full-time employees at March 31, 2010, including 313 sales representatives and 10 trainee territory managers, compared to 1,102 and 282 and 17 respectively, at March 31, 2009.
We are a public company and our common shares are listed under the symbol “RBA” on the New York and Toronto Stock Exchanges. On April 29, 2010, we had 105,499,036 common shares issued and outstanding and stock options outstanding to purchase a total of 3,386,971 common shares. On April 24, 2008, our issued and outstanding common shares were split on a three-for-one basis. All share and per share amounts in this document reflect the stock split on a retroactive basis.

Sources of Revenue and Revenue Recognition
Gross auction proceeds represent the total proceeds from all items sold at our auctions. Our definition of gross auction proceeds may differ from those used by other participants in our industry. Gross auction proceeds is an important measure we use in comparing and assessing our operating performance. It is not a measure of our financial performance, liquidity or revenue and is not presented in our consolidated financial statements. We believe that auction revenues, which is the most directly comparable measure in our Statement of Operations, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues we earn in the course of conducting our auctions. The portion of gross auction proceeds that we do not retain is remitted to our customers who consign the items we sell at our auctions.
Auction revenues are comprised of auction commissions earned from consignors through straight commission and guarantee contracts, net profits or losses on the sale of inventory items, administrative and documentation fees on the sale of certain lots, auction advertising fees, and the fees applicable to purchases made through our internet and proxy bidding systems. All revenue is recognized when the auction sale is complete and we have determined that the auction proceeds are collectible.
Straight commissions are our most common type of auction revenues and are generated by us when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the gross sales price of the consigned equipment at auction. In recent periods, straight commission sales have represented approximately 75-80% of our gross auction proceeds volume on an annual basis.
In the normal course of business, we sometimes guarantee minimum sales proceeds to the consignor and earn a commission based on the actual results of the auction, typically including a pre-negotiated percentage of any sales proceeds in excess of the guaranteed amount. The consigned equipment is sold on an unreserved basis in the same manner as other consignments. If the actual auction proceeds are less than the guaranteed amount, our commission is reduced, and if the proceeds are sufficiently less, we can incur a loss on the sale. We factor in a higher rate of commission on these sales to compensate for the increased risk we assume.
Our financial exposure from guarantee contracts fluctuates over time, but in recent periods, industrial and agricultural auction guarantees have had an average period of exposure (days remaining until date of auction as at quarter-end) of approximately 40 days and 70 days, respectively. At March 31, 2010, our outstanding industrial and agricultural guarantees totaled approximately $69 million, of which approximately $55 million had already been sold at our auctions as of the date of this discussion. The combined financial exposure from guarantee contracts at any period end can fluctuate significantly depending on the timing of auctions; however, the quarter-end balances averaged approximately $49 million over the last 12 months. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed, unless the loss is incurred after the period end but before the financial reporting date, in which case the loss is accrued in the financial statements for the period end.
Auction revenues also include the net profit or loss on the sale of inventory in cases where we acquire ownership of equipment for a short time prior to an auction sale. We purchase equipment for specific auctions and sell it at those auctions in the same manner as consigned equipment. During the period that we retain ownership, the cost of the equipment is recorded as inventory on our balance sheet. The net gain or loss on the sale is recorded as auction revenues.
We generally refer to our guarantee and outright purchase business as our underwritten or at-risk business. In recent periods, our at-risk business represented approximately 20-25% of gross auction proceeds on an annual basis.

The choice by consignors between straight commission, guarantee, or outright purchase arrangements depends on many factors, including the consignor’s risk tolerance and sale objectives. In addition, we do not have a target for the relative mix of contracts. As a result, the mix of contracts in a particular quarter or year fluctuates and is not necessarily indicative of the mix in future periods. The composition of our auction revenues and our auction revenue rate (i.e. auction revenues as a percentage of gross auction proceeds) are affected by the mix and performance of contracts entered into with consignors in the particular period and fluctuate from period to period. Our auction revenue rate performance is presented in the table below.
(1)	Our comparative historical auction revenue rates have been reclassified to conform with the presentation adopted in 2008. The revised presentation had an insignificant impact on auction revenue rates for the periods 2005 through 2007. On an annual basis, the impact on auction revenue rates during this period was in the range of one to 12 basis points.
(2)	The average auction revenue rate for the first quarter in 2010 does not include the results of the auction of Apoise.
Prior to 2008, our expected average annual auction revenue rate was in the range of 9.50% to 10.00%. At the beginning of 2008, we made changes to certain of our existing fees charged to our customers, including the minimum commission rate applicable to low value lots and the consignor document administration fee. These fees were increased slightly to reflect increased costs of conducting auctions. In addition, effective January 2008, we made certain reclassifications in our Statement of Operations that affected our auction revenue rate, including the reclassifications of interest income from auction revenues to other income and auction advertising fees and documentation fees from direct expenses to auction revenues. These changes were made to improve the presentation in our financial statements and had no impact on our reported net earnings. As a result of the changes to our existing fees and the reclassifications, we increased our expected annual average auction revenue rate to be in the range of 9.75% to 10.25%. However, our past experience has shown that our auction revenue rate is difficult to estimate precisely, meaning our actual auction revenue rate in future periods may be above or below our expected range. For the first three months of 2010, we achieved an auction revenue rate of 11.31%, not including the results related to the auction of Apoise (first three months of 2009 – 10.48%).

In general, the largest contributor to the variability of our auction revenue rate is the performance, rather than the amount, of our underwritten business. In a period when our underwritten business performs better than average, our auction revenue rate typically exceeds the expected average rate. Conversely, if our underwritten business performs below average, our auction revenue rate will typically be below the expected average rate.
Our gross auction proceeds and auction revenues are influenced by the seasonal nature of the auction business, which is determined mainly by the seasonal nature of the construction and natural resources industries. Gross auction proceeds and auction revenues tend to be higher during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters. This seasonality contributes to quarterly variability in our net earnings because a significant portion of our operating costs is relatively fixed.
Gross auction proceeds and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where we are developing operations, the number and size of auctions and, as a result, the level of gross auction proceeds and auction revenues, are likely to vary more dramatically from period to period than in our established markets where the number, size and frequency of our auctions are more consistent. In addition, economies of scale are achieved as our operations in a region evolve from conducting intermittent auctions, to establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when our auctions increase in size.
Because of these seasonal and period-to-period variations, we believe that our gross auction proceeds and auction revenues are best compared on an annual basis, rather than on a quarterly basis.
Overall Performance
The following discussion excludes the $46.8 million of gross auction proceeds and related $0.9 million of auction revenues generated from the auction of Apoise.
Our gross auction proceeds were $730 million for the quarter ended March 31, 2010, which is a decrease of 8.6% from the same period in 2009 (three months ended March 31, 2009 — $798 million). This decrease continues the trend from 2009 where equipment owners (particularly in the United States) have been experiencing the unusual situation of low interest rates and generally more accommodating lenders, so in the face of a higher degree of uncertainty in the market and depressed equipment values, many equipment owners have continued to hold on to otherwise idle assets.
Foreign exchange fluctuations had a modest impact on our first quarter 2010 gross auction proceeds. Applying the foreign exchange rates effective during the same period in 2009 our reported gross auction proceeds in 2010 would have been approximately $34 million lower.
During the first three months of 2010, we recorded auction revenues of $82.7 million and net earnings of $12.1 million, or $0.12 per diluted common share. This performance compares to auction revenues of $83.7 million and net earnings of $19.9 million, or $0.19 per diluted share, during the first three months of 2009. Although auction revenues decreased only 1.2%, net earnings decreased 35.6%. This was mainly due to higher direct expenses and higher general and administrative expenses, which are highlighted in the next section. We ended the first three months of 2010 with working capital of $25.2 million, compared to $30.5 million at December 31, 2009.
Adjusted net earnings for the three months ended March 31, 2010 were $12.1 million, or $0.12 per diluted share, which compares to adjusted net earnings of $19.2 million, or $0.18 per diluted share, for the three months ended March 31, 2009. We define adjusted net earnings as financial statement net earnings excluding the after-tax effects of sales of excess property and significant foreign exchange gains or losses resulting from financing activities that we do not expect to recur in the future (please see our reconciliation below).

Adjusted net earnings is a non-GAAP measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. We believe that comparing adjusted net earnings as defined above for different financial periods provides more useful information about the growth or decline of our net earnings for the relevant financial period, and identifies the impact of items which we do not consider to be part of our normal operating results.
A reconciliation of our net earnings under Canadian GAAP to adjusted net earnings is as follows:

	Three months ended March 31,
	2010	2009
Net earnings under Canadian GAAP	$12,130	$19,879
Net foreign exchange impact on financing transactions, net of tax(1)	—	(664)

Adjusted net earnings	$12,130	$19,215

(1)	During the quarter ended March 31, 2009, we recorded a foreign exchange gain of $759 ($664, or $0.01 per diluted share, after tax) on U.S. dollar denominated bank debt held by a subsidiary that has the Canadian dollar as its functional currency. We have highlighted this amount because in January 2009, the Canadian subsidiary assigned the bank debt to an affiliate whose functional currency is the U.S. dollar to eliminate the future impact of currency fluctuations. We did not settle any long-term intercompany loans during the first three months of 2010 that resulted in a significant foreign exchange adjustment. We do not expect the foreign exchange gains or losses on these financing transactions to recur in future periods.
Results of Operations
The following operational discussion, when referring to gross auction proceeds, auction revenues and direct expense, excludes the $46.8 million of gross auction proceeds and related $0.9 million of commissions and $0.2 million of direct expenses generated from the auction of Apoise.
Three Months Ended March 31, 2010 Compared to Three Months Ended March 31, 2009
We conduct operations around the world in a number of different currencies, but our reporting currency is the U.S. dollar. In the first three months of 2010, approximately 30% of our revenues and approximately 60% of our operating costs were denominated in currencies other than the U.S. dollar. The proportion of revenues denominated in currencies other than the U.S. dollar in a given period will differ from the annual proportion depending on the size and location of auctions held during the period.
The main currencies other than the U.S. dollar in which our revenues and operating costs are denominated are the Canadian dollar and the Euro. In recent periods there have been significant fluctuations in the value of the Canadian dollar and Euro relative to the U.S. dollar. These fluctuations affect our reported auction revenues and operating expenses when non-U.S. dollar amounts are converted into U.S. dollars for financial statement reporting purposes.
It is difficult, if not impossible, to quantify how foreign exchange rate movements affect such variables as supply and demand for the assets we sell. However, excluding these impacts, the effect of foreign exchange fluctuations on our translated auction revenues and operating expenses in our consolidated financial statements has largely offset, making the impact of the currency fluctuation on our net earnings insignificant.
United States Dollar Exchange Rate Comparison

Three months ended March 31,	2010	2009	% Change in U.S. $

Average value of one U.S. dollar:
Canadian dollar	$1.0409	$1.2453	-16%
Euro	€0.7230	€0.7681	-6%

Auction Revenues

Three months ended March 31,	2010	2009	% Change

Auction revenues	$82,694	$83,675	-1.2%

Gross auction proceeds	$729,869	$798,291	-8.6%
Auction revenue rate	11.33%	10.48%
Our auction revenues decreased in the first three months of 2010 compared to the equivalent period in 2009 primarily as a result of a lower gross auction proceeds partially offset by a higher auction revenue rate.
Our underwritten business (guarantee and inventory contracts) represented 17% of our total gross auction proceeds in the first three months of 2010 (first three months of 2009 – 15%). As discussed above under “Sources of Revenue and Revenue Recognition,” we do not have a target for the relative mix of contracts. The mix of contracts experienced in the first three months of 2010 was driven by our consignor’s risk tolerance and sale objectives, and is not necessarily indicative of the mix in future periods or a trend.
Our auction revenue rate for the first three months of 2010 was 11.33%, which was higher than the 10.48% achieved in the first quarter of 2009. The increase from our auction revenue rate for the first three months of 2009 related primarily to higher straight commission rates and fees. Furthermore, the auction revenue rate was higher than the expected range of 9.75% to 10.25% due to the continued positive performance of our underwritten business. We do not expect this above trend performance of our underwritten business to continue over the long term our experience has shown that rates usually revert to the mean. As a result, we expect our annual average auction revenue rate to be in the range of 9.75% to 10.25% in the foreseeable future. Our actual auction revenue rate in future periods may be above or below our expected range.
Our auction revenues and our net earnings are influenced to a great extent by small changes in our auction revenue rate. For example, a 10 basis point (0.1%) increase or decrease in our auction revenue rate during the first three months of 2010 would have impacted auction revenues by approximately $0.7 million, of which approximately $0.5 million, or $0.01 per common share, would have flowed through to net earnings after tax in our statement of operations, assuming no other changes. This factor is important to consider when evaluating our current and past performance, as well as when assessing future prospects.
Direct Expenses

Three months ended March 31,	2010	2009	% Change

Direct expenses	$10,505	$8,853	18.7%
Direct expenses as a percentage of gross auction proceeds	1.44%	1.11%

Direct expenses are the costs we incur specifically to conduct an auction. Direct expenses include the costs of hiring temporary personnel to work at the auction, advertising costs directly related to the auction, travel costs for employees to attend and work at the auction, security hired to safeguard equipment at the auction site and rental expenses for temporary auction sites. At each quarter end, we estimate the direct expenses incurred with respect to auctions completed near the end of the period. In the subsequent quarter, these accruals are adjusted, to the extent necessary, to reflect actual costs incurred.
Our direct expense rate, which represents direct expenses as a percentage of gross auction proceeds, fluctuates from period to period based in part on the size and location of the auctions we hold during a particular period. The direct expense rate generally decreases as the average size of our auctions increases. In addition, we usually experience lower direct expense rates for auctions held at our permanent auction sites compared to auctions held at offsite locations, mainly as a result of the economies of scale and other efficiencies that we typically experience at permanent auction sites. Our direct expense rate for the first three months of 2010 was higher than the rate for the first three months of 2009 in part because of a decrease in the average size of auctions conducted at our permanent auction sites in the first quarter of 2010. In addition, we held a number of auctions in new markets, such as India and Japan and a higher number of offsite auctions, which contributed to the increased rate. As noted above, we held seven off-site auctions in the first quarter of 2010 compared to one in the first quarter of 2009.
Depreciation and Amortization Expense

Three months ended March 31,	2010	2009	% Change

Depreciation and amortization expense	$6,409	$6,989	-8%
Depreciation is calculated on either a straight line or a declining balance basis on capital assets employed in our business, including buildings, computer hardware and software, automobiles and yard equipment.
During the first quarter of 2010, we determined that certain assets on which depreciation was charged had an indefinite life and therefore should not have been depreciated. The accumulated depreciation on these assets was $2.7 million which was reversed in the quarter as an immaterial adjustment, decreasing depreciation expense.
Offsetting this reduction in depreciation expense was an increase relating to new assets that we have put into service in recent periods, such as our new permanent auction sites in Vancouver, British Columbia; Narita, Japan; Mexico City, Mexico; and Caorso, Italy; and new computer hardware and software. We expect our depreciation in future periods to increase in line with our on-going capital expenditures.
General and Administrative Expenses

Three months ended March 31,	2010	2009	% Change

General and administrative expenses	$46,407	$39,818	17%
General and administrative expenses, or G&A, include such expenditures as personnel (salaries, wages, bonuses and benefits), information technology, non-auction related travel, repairs and maintenance, leases and rentals and utilities. G&A expenses exclude foreign exchange gains or losses resulting from the revaluation and settlement of monetary assets and liabilities.
Foreign currency fluctuations resulted in an increase in our G&A of approximately $3.8 million in the first three months of 2010 compared to the first three months of 2009 in connection with the translation into United States dollars for reporting purposes of our foreign operations’ G&A expenses.

Our future success is dependent upon adding people to grow our business, building the places required to handle our anticipated future growth, and developing and implementing processes to help gain efficiencies and ensure consistency over the long term. Our sales force and administrative support teams are instrumental in carrying out these building and development programs and are necessary to facilitate and accommodate that growth. Personnel costs are the largest component of our G&A representing roughly 60% of our G&A, on an annual basis, and our workforce increased 6% between March 31, 2009 and March 31, 2010. Our ongoing expansion will continue to influence future levels of G&A.
Interest expense

Three months ended March 31,	2010	2009	% Change

Interest expense	$1,278	$162	689%
Interest expense is comprised mainly of interest paid on long-term debt and revolving credit facilities. Interest expense increased in the first three months of 2010 compared to the same period in 2009 primarily due to an increase in the level of our debt. The amount of interest capitalized to projects under development was consistent between the first quarter of 2009 and the first quarter of 2010.
Interest income

Three months ended March 31,	2010	2009	% Change

Interest income	$611	$619	-1%
Interest income is earned on our excess cash and receivable balances. Interest income can fluctuate from period to period depending on our cash position, which is affected by the timing, size and number of auctions held during the period, as well as the timing of the receipt of auction proceeds from buyers and payments to consignors.
Foreign exchange gain (loss)

Three months ended March 31,	2010	2009	% Change

Foreign exchange gain (loss)	$(430)	$697	N/A
Foreign exchange gains or losses arise when foreign currency denominated monetary items are revalued to the exchange rates in effect at the end of the period. The gain or loss recognized in any given period is affected by changes in foreign exchange rates as well as the composition of our foreign currency denominated monetary assets and liabilities.
Income Taxes

Three months ended March 31,	2010	2009	% Change

Income taxes	$5,953	$9,543	-38%
Effective income tax rate	31.7%	32.4%
Income taxes have been estimated using the tax rates in effect in each of the tax jurisdictions in which we earn our income. Income tax rates in future periods will fluctuate depending upon the impact of unusual items and the level of earnings in the different tax jurisdictions in which we earn our income.

Net Earnings

Three months ended March 31,	2010	2009	% Change

Net earnings	$12,800	$19,879	-39%
Net earnings per share – basic	0.12	0.19	-37%
Net earnings per share – diluted	0.12	0.19	-37%
Our net earnings in the first three months of 2010 decreased compared to the equivalent period in 2009 primarily as a result of increased direct expenses and general and administrative expenses mainly related to our strategic investments in people, processes and places. Adjusted net earnings (see discussion above under “Overall Performance”) for the first three months of 2010 were $12.1 million, or $0.12 per diluted share, compared to adjusted net earnings of $19.2 million, or $0.18 per diluted share, for the first three months of 2009, representing a 39% decrease in 2010. Adjusted net earnings in the first three months of 2010 were lower compared to the first three months of 2009, primarily as a result of higher operating costs.

Summary of Quarterly Results
The following tables present our unaudited consolidated quarterly results of operations for each of our last eight fiscal quarters. This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as our annual audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for the fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2009 and 2008, and our discussion above about the seasonality of our business.

	Q1 2010		Q4 2009		Q3 2009		Q2 2009

Gross auction proceeds (1)(6)	$776,659		$891,111		$693,288		$1,109,331

Auction revenues (6)	$83,544		$97,143		$75,934		$120,459
Net earnings (6)(7)	12,800		21,834		12,892		38,847
Adjusted net earnings (6)(7)	12,800		21,088		12,892		38,847

Net earnings per share — basic	$0.12		$0.21		$0.12		$0.37
Net earnings per share — diluted	0.12		0.21		0.12		0.37
Adjusted net earnings per share — diluted	0.12		0.20		0.12		0.37

	Q1 2009		Q4 2008		Q3 2008		Q2 2008

Gross auction proceeds (1)	$798,291		$853,927		$767,718		$1,163,546

Auction revenues	$83,675		$81,693		$75,909		$115,822
Net earnings	19,879	(2)	27,140	(2)(3)	11,934	(2)	45,919	(2)(3)(4)
Adjusted net earnings	19,215		19,222		13,025		37,942

Net earnings per share — basic (5)	$0.19		$0.26		$0.11		$0.44
Net earnings per share — diluted (5)	0.19		0.26		0.11		0.43
Adjusted net earnings per share — diluted(5)	0.18		0.18		0.12		0.36

(1)	Gross auction proceeds represents the total proceeds from all items sold at our auctions. Gross auction proceeds is not a measure of revenue and is not presented in our consolidated financial statements. Please see further discussion above under “Sources of Revenue and Revenue Recognition.” In the first quarter of 2010, gross auction proceeds includes the results of the auction of Apoise.

(2)	Net earnings included the impact of foreign exchange on U.S. dollar denominated bank debt held by a Canadian subsidiary, which was assigned in January 2009 to an affiliate whose functional currency is the U.S. dollar to eliminate the impact of currency fluctuations on this debt in future periods. Please see further discussion above under “Overall Performance.” The foreign exchange impact of this bank debt in the first quarter of 2009 was a $759 gain ($664, or $0.01 per diluted share, after tax). The impact in the fourth, third, second and first quarters of 2008 was a $3,778 loss ($3,230, or $0.03 per diluted share, after tax), a $1,276 loss ($1,091, or $0.01 per diluted share, after tax), a $205 gain ($175, or less than $0.01 per diluted share, after tax), and a $986 loss ($843, or $0.01 per diluted share, after tax), respectively.

(3)	Net earnings in the fourth quarter of 2008 included the reclassification of foreign currency translation gain of $12,254 ($11,148, or $0.11 per diluted share, after tax) relating to the settlement of foreign currency denominated intercompany loans. Amounts included in the second and first quarters of 2008 were $680 ($507, or less than $0.01 per diluted share, after tax) and $2,089 ($1,960, or $0.02 per diluted share, after tax) respectively. We have highlighted these amounts as we do not expect these items to recur in future periods.

(4)	Net earnings in the second quarter of 2008 included a gain of $8,304 recorded on the sale of our former headquarters property in Richmond, British Columbia ($7,295, or $0.07 per basic and diluted share, after tax). Excluding this amount, net earnings would have been $38,624, or $0.37 per basic and diluted share.

(5)	Net earnings per share amounts have been adjusted on a retroactive basis to reflect the April 24, 2008 three-for-one stock split.

(6)	In the first quarter of 2010, gross auction proceeds, auction revenues, net earnings and adjusted net earnings include the results of the auction of Apoise.

(7)	In the first quarter of 2010, we determined that certain assets on which depreciation was charged had an indefinite life and therefore should not have been depreciated. The accumulated depreciation on these assets was $2,668, which was reversed in the period as an immaterial adjustment, resulting in a $2,668 decrease to depreciation expense.
Liquidity and Capital Resources

	March 31,	December 31,
	2010	2009	% Change

Working capital	$25,245	$30,510	-17%
Our cash position can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. We generally collect auction proceeds from buyers within seven days of the auction and pay out auction proceeds to consignors approximately 21 days following an auction. If auctions are conducted near a period end, we may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, we believe that working capital, including cash, is a more meaningful measure of our liquidity than cash alone. For the three months ended March 31, 2010, our working capital decreased by $5.3 million, primarily as a result of positive operating results, offset by our capital expenditures and dividends paid to shareholders.
There are a number of factors that could potentially impact our working capital, such as recent global economic conditions, which may affect the financial stability of our buyers and their ability to pay on a timely basis. However, we have substantial borrowing capacity in the event of any temporary working capital requirements. As at March 31, 2010, we had $451 million of unused credit facilities, which included a $154 million five-year committed revolving credit facility expiring in January 2014, and a $190 million three-year uncommitted non-revolving credit facility expiring in November 2011. We believe our existing working capital and established credit facilities are sufficient to satisfy our present operating requirements, as well as to fund future growth initiatives, such as property acquisitions and development.
Cash Flows

Three months ended March 31,	2010	2009	% Change

Cash provided by (used in):
Operations	$94,158	$138,302	-32%
Investing	(17,024)	(40,175)	-58%
Financing	(14,299)	5,937	N/A
Similar to the discussion above concerning our cash position, our cash provided by operations can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions during the period, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. Therefore, we do not believe that the change in our cash position provided by operations during the three months ended March 31, 2010 is indicative of a trend.
Capital asset additions were $18.9 million for the three months ended March 31, 2010, compared to $35.4 million in the equivalent period of 2009. Our capital expenditures in the first three months of 2010 related primarily to: the expansion of our existing permanent auction site in Orlando, Florida; construction of new regional auction units in Meppen, Germany, and Salt Lake City, Utah; and the construction of our new permanent auction sites in St. Louis, Missouri, and Madrid, Spain. Capital asset additions also included investments in computer software and hardware as part of our process improvement initiatives.

Based on our most recent review of our auction site development and process improvement initiatives, we expect that our annual capital expenditures will be in the range of $100 million per year for the next several years. We intend to add auction facilities in selected locations around the world as appropriate opportunities arise, either to replace existing facilities or to establish new sites. We plan to add an average of at least two new permanent auction sites or regional auction units to our network per year, as well as replacement facilities. Actual expenditures will vary depending on the availability and cost of suitable expansion opportunities and prevailing business and economic conditions. Depending on the scope of the required system improvements, the process improvement expenditures will likely be primarily for hardware, the development, purchase and implementation of software, and related systems. We expect to fund future capital expenditures from operating cash flows and borrowings under credit facilities.
We declared and paid regular cash dividends of $0.09 per share for each of the quarters ended December 31, 2008 and March 31, 2009, and declared and paid dividends of $0.10 per share for each of the quarters ended June 30, 2009, September 30, 2009 and December 31, 2009. Total dividend payments were $10.5 million for the first quarter of 2010 compared to total dividend payments of $9.4 million in the equivalent period of 2009. All dividends we have paid are “eligible dividends” for Canadian income tax purposes unless indicated otherwise.
Long-term Debt and Credit Facilities
Our long-term debt and available credit facilities at March 31, 2010 and December 31, 2009 were as follows:

	March 31, 2010	December 31, 2009	% Change

Long-term debt	$133,965	$130,394	3%

Revolving credit facilities – total available:	$306,164	$318,423
Revolving credit facilities – total unused:	$260,851	$268,011
Non-revolving credit facilities – total available:	$250,000	$250,000
Non-revolving credit facilities – total unused:	$190,924	$192,928

Total unused credit facilities	$451,775	$460,939

Our credit facilities are with financial institutions in the United States, Canada, The Netherlands and The United Kingdom. Certain of the facilities include commitment fees applicable to the unused credit amount. As at March 31, 2010, we had fixed rate and floating rate long-term debt bearing interest rates ranging from 1.10% to 6.4%. We were in compliance with all financial covenants applicable to our debt at March 31, 2010.

Future scheduled interest payments over the next five years under our existing long term debt are as follows:

	In 2010	In 2011	In 2012	In 2013	In 2014

Interest payments on long-term debt	$6,118	$4,140	$4,108	$4,108	$3,800
Quantitative and Qualitative Disclosure about Market Risk
Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations.
Because we conduct operations in local currencies in countries around the world yet have the U.S. dollar as our reporting currency, we are exposed to currency fluctuations and exchange rate risk. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations, or quantify their effects on the macroeconomic environment. For the three months ended March 31, 2010, approximately 30% of our revenues were earned in currencies other than the U.S. dollar and approximately 60% of our operating costs were denominated in currencies other than the U.S. dollar. The proportion of revenues denominated in currencies other than the U.S. dollar in a given period will differ from the annual proportion depending on the size and location of auctions held during the period. However, on an annual basis, we expect these amounts to substantially offset and generally act as a natural hedge against exposure to fluctuations in the value of the U.S. dollar. We have not adopted a long-term hedging strategy to protect against foreign currency fluctuations associated with our operations denominated in currencies other than the U.S. dollar, but we may consider hedging specific transactions if we deem it appropriate in the future.
During the three months ended March 31, 2010, we recorded a decrease in our foreign currency translation adjustment balance of $4.0 million, compared to a decrease of $11.0 million in the first three months of 2009. Our foreign currency translation adjustment arises from the translation of our net assets denominated in currencies other than the U.S. dollar.
We have not experienced significant interest rate exposure historically, as our long-term debt generally bears fixed rates of interest. However, borrowings under our global revolving credit facility are only available at floating rates of interest. If our portfolio of floating rate debt increases, we may consider the use of interest rate swaps to mitigate our exposure to interest rate fluctuations. As at March 31, 2010 we had a total of $30.5 million (December 31, 2009 — $29.5 million) in revolving loans bearing floating rates of interest.
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Legal and Other Proceedings
From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or on our financial condition or results of operations or that involve a claim for damages, excluding interest and costs, in excess of 10% of our current assets.

Critical Accounting Policies and Estimates
There have been no significant changes in our critical accounting policies and estimates since our Management’s Discussion and Analysis of Financial Condition and Results of Operations as at and for the year ended December 31, 2009, which is included in our 2009 Annual Report on Form 40-F.
International Financial Reporting Standards
In February 2008, the Canadian Accounting Standards Board confirmed its strategy of replacing Canadian GAAP with International Financial Reporting Standards (or IFRS) for Canadian publicly accountable enterprises. IFRS is issued by the International Accounting Standards Board (IASB). IFRS will be effective for our interim and annual financial statements effective January 1, 2011. The conversion to IFRS will impact our accounting policies, information technology and data systems, internal control over financial reporting, and financial statement presentation and disclosure. The transition may also impact our business processes and operations, including such areas as contractual arrangements, debt covenants, and compensation arrangements.
We commenced our IFRS conversion project in 2007 and have established a conversion plan and an IFRS project team. We have identified the standards that have an impact on our financial statements, business processes, key performance measures and information systems. We have presented and discussed the following major identified differences with the Audit Committee of our Board of Directors:
•	Property, plant and equipment (PP&E) — we have chosen to use the cost method under IFRS and will review annually depreciation methods and useful lives. We have identified assets meeting the investment property criteria under IAS 40: Investment Property; these will be shown separately on the financial statements. We have also chosen to use the cost method of accounting for these assets. Our annual impairment testing methodology will change as we will be testing at the cash-generating unit level, rather than the reporting unit level. We have not identified any indications of expected impairment to either PP&E or goodwill on the date of transition to IFRS.

•	Business combinations that occurred prior to January 1, 2010 will remain unchanged, subject to the requirements of appendix C of IFRS 1 First Time Adoption of International Financial Reporting Standards. From January 1, 2010 onwards we intend to account for all business combinations in line with IFRS 3 Business Combinations for our IFRS financial reporting.

•	Leases will be assessed for classification as operating or finance lease under IAS 17 Leases. Our preliminary assessment has not indicated any change to the classification of our leases currently recorded as operating leases.

•	Income taxes: Stock options issued which are tax deductible must be revalued at each reporting date under IFRS. The temporary differences created on this revaluation will be included in deferred tax. Furthermore, our future tax assets and liabilities recorded in our consolidated balance sheets will be reclassified to be entirely non-current and renamed “deferred tax assets and liabilities”.

The following IFRS 1 exemptions from retrospective application are available to us and may be used on transition to IFRS:
•	Business Combinations: At the date of transition to IFRS on January 1, 2010 we will apply IFRS 3 prospectively and use the exemption in IFRS to treat prior business combinations in a manner consistent with Canadian GAAP.

•	Share Based Payments: We have not elected to apply IFRS 2: Share Based Payments to options granted before November 7, 2002 and those options that were granted after November 7, 2002 which were vested at January 1, 2010.

•	Cumulative Translation Differences: We will “reset” cumulative translation differences accumulated as at the date of transition to zero. The gain/loss on a subsequent disposal of any foreign operation will then exclude translation differences that arose before the date of transition, but include all later translation differences.
As the IASB will continue to issue new accounting standards during our conversion period the final impact of IFRS on the presentation of our financial position and results of operations and our financial statement disclosure will only be measured once the IFRS applicable at our conversion date are known. In particular, we are closely monitoring the IASB’s projects on: leases; provisions; financial statement presentation – presentation of items of other comprehensive income; financial instruments – classification and measurement; revenue recognition; and the annual improvements process.
As the new accounting policies under IFRS are finalized, a review of the integrity of our internal control over financial reporting and disclosure controls and procedures will be completed. At this time, we believe that the current framework is sufficiently robust to incorporate the changes to the financial reporting processes. We have identified areas where additional controls may be implemented in 2010 to mitigate risk of material misstatement for our transition to IFRS financial reporting. We will investigate these further and implement as appropriate during the run-up to January 1, 2011.
We have conducted training sessions targeted to various levels of our organization. We also plan to continue to provide training to other key employees.
We will monitor the impact on our information systems. Our accounting system will be adjusted to accommodate the additional requirements of IFRS and we plan to complete and test these changes later in 2010.
We continue to consider the impact of conversion on our business processes and operations. Business processes and operations include contractual arrangements, debt covenants, and compensation arrangements. At present, we predict minimal impact of the conversion project on our business processes and operations. We will also develop a broader external communication plan.
Our transition plans relating to IFRS are on schedule, and a timetable for developing the opening balance sheet and comparative information for the 2011 financial reporting is mapped out for 2010. We will continue to provide updates on the status of key activities for this project in our quarterly and annual Management’s Discussion and Analysis of Financial Condition and Results of Operations throughout the period to initial adoption on January 1, 2011.
Internal Control Over Financial Reporting
There has been no change in our internal control over financial reporting during the three months ended March 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Forward-Looking Statements
This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:
•	our future performance;

•	growth of our operations;

•	growth of the world market for used equipment and trucks;

•	increases in the number of consignors and bidders participating in our auctions;

•	the impact of the current economic environment on our operations and capital resources, and our customers, including the number of bidders and buyers attending our auctions and consignment volumes at those auctions; the demand for our services during challenging economic times; our bidders’ ability to access credit to fund their purchases; the impact of the economic environment on equipment prices, supply and demand, risk and our business model;

•	our principal operating strengths, our competitive advantages, and the appeal of our auctions to buyers and sellers of industrial assets;

•	our ability to draw consistently significant numbers of local and international end-user bidders to our auctions;

•	our long-term mission to be the world’s largest marketplace for commercial and industrial assets;

•	our people, including our ability to recruit, train, retain and develop the right people to help us achieve our goals and the desired increase in our sales force;

•	our places, including our ability to add the capacity necessary to accommodate our growth; our ability to increase our market share in our core markets and regions; and our ability to expand into complimentary market sectors and new geographic markets, including our ability to take advantage of growth opportunities in emerging markets; the acquisition and development of auction facilities and the related impact on our capital expenditures;

•	our processes, including our process improvement and system continuity initiatives and their effect on our business, results of operations and capital expenditures, particularly our ability to grow revenues faster than operating costs;

•	the relative percentage of gross auction proceeds represented by straight commission, guarantee and inventory contracts;

•	our auction revenue rates and the sustainability of those rates, as well as the seasonality of gross auction proceeds and auction revenues;

•	our direct expense and income tax rates, depreciation expenses and general and administrative expenses;

•	our future capital expenditures;

•	our internet initiatives and the level of participation in our auctions by internet bidders;

•	the proportion of our revenues and operating costs denominated in currencies other than the U.S. dollar or the effect of any currency exchange and interest rate fluctuations on our results of operations; and

•	financing available to us and the sufficiency of our working capital to meet our financial needs.

Forward-looking statements are typically identified by such words as “anticipate”, “believe”, “could”, “feel”, “continue”, “estimate”, “expect”, “intend”, “may”, “ongoing”, “plan”, “potential”, “predict”, “will”, “should”, “would”, “could”, “likely”, “generally”, “future”, “period to period”, “long term”, or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” below are those that we consider may affect our performance significantly or could cause our actual financial and operational results to differ significantly from our predictions. Except as required by applicable securities law and regulations of relevant securities exchanges, we do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.
Risk Factors
Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of our performance in future periods. Some of the more important risks that we face are outlined below and holders of our common shares should consider these risks. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer.
Damage to our reputation for fairness, integrity and conducting only unreserved auctions could harm our business.
Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. Closely related to this is our reputation for fairness and honesty in our dealings with our customers. Our ability to attract new customers and continue to do business with existing customers could be harmed if our reputation for fairness, integrity and conducting only unreserved auctions was damaged. If we are unable to maintain our reputation and police and enforce our policy of conducting unreserved auctions, we could lose business and our results of operations would suffer.
Decreases in the supply of, demand for, or market values of industrial assets, primarily used industrial equipment, could harm our business.
Our auction revenues could be reduced if there was significant erosion in the supply of, demand for, or market values of used industrial equipment, which would affect our financial condition and results of operations. We have no control over any of the factors that affect the supply of, and demand for, used industrial equipment, and the circumstances that cause market values for industrial equipment to fluctuate — including, among other things, economic uncertainty, disruptions to credit and financial markets, a sustained economic recession, lower commodity prices, and our customers’ restricted access to capital — are beyond our control. Any increase in the volume or change in the mix of equipment at our auctions may not be sufficient to offset declines in the market value for that equipment as a result of the current economic environment. In addition, price competition and availability of industrial equipment directly affect the supply of, demand for, and market value of used industrial equipment. Climate change initiatives, including significant changes to engine emission standards applicable to industrial equipment, may also impact the supply of, demand for or market values of industrial equipment.

We may incur losses as a result of our guarantee and outright purchase contracts and advances to consignors.
In recent periods, approximately 75-80% of our business has been conducted on a straight commission basis. In certain other situations we will either offer to:
•	guarantee a minimum level of sale proceeds to the consignor, regardless of the ultimate selling price of the consignment at the auction; or

•	purchase the equipment outright from the consignor for sale in a particular auction.
The level of guaranteed proceeds or inventory purchase price is based on appraisals performed on equipment by our internal personnel. Inaccurate appraisals could result in guarantees or inventory values that exceed the realizable auction proceeds. If auction proceeds are less than the guaranteed amount, our commission will be reduced or, if sufficiently lower, we will incur a loss. If auction proceeds are less than the purchase price we paid for equipment that we take into inventory temporarily, we will incur a loss. Because all of our auctions are unreserved, there is no way for us to protect against these types of losses by bidding on or acquiring any of the items at the auction. In recent periods, guarantee and inventory contracts have generally represented approximately 20-25% of our annual gross auction proceeds.
Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the assets to be auctioned and upon receipt of a security interest in the assets to secure the obligation. If we were unable to auction the assets or if auction proceeds were less than amounts advanced, we could incur a loss.
We may have difficulties sustaining and managing our growth.
One of the main elements of our strategy is to continue to grow our business, primarily by increasing our presence in markets in which we already operate and by expanding into new geographic markets and market segments in which we have not had a significant presence in the past. As part of this strategy, we may from time to time acquire additional assets or businesses from third parties. We may not be successful in growing our business or in managing this growth. For us to grow our business successfully, we need to accomplish a number of objectives, including:
•	recruiting and retaining suitable sales and managerial personnel;

•	identifying and developing new geographic markets and market sectors;

•	identifying and acquiring, on terms favourable to us, suitable land on which to build new auction facilities and, potentially, businesses that might be appropriate acquisition targets;

•	managing expansion successfully;

•	obtaining necessary financing on terms favourable to us, and securing the availability of our credit facilities to fund our growth initiatives;

•	receiving necessary authorizations and approvals from governments for proposed development or expansion;

•	integrating successfully new facilities and any acquired businesses into our existing operations;

•	achieving acceptance of the auction process in general by potential consignors, bidders and buyers;

•	establishing and maintaining favourable relationships with consignors, bidders and buyers in new markets and market sectors, and maintaining these relationships in our existing markets;

•	succeeding against local and regional competitors in new geographic markets;

•	capitalizing on changes in the supply of and demand for industrial assets, in our existing and new markets; and

•	designing and implementing business processes and operating systems that are able to support profitable growth.
We will likely need to hire additional employees to manage our growth. In addition, growth may increase the geographic scope of our operations and increase demands on both our operating and financial systems. These factors will increase our operating complexity and the level of responsibility of existing and new management personnel. It may be difficult for us to attract and retain qualified sales personnel, managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. We may not be able to improve our systems and controls as a result of increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our future prospects or our ability to expand into new markets, many of which may have different competitive conditions and demographic characteristics than our existing markets.

In addition, we continue to pursue our strategy of investing in our people, places and processes to give us the capacity to handle expected future growth, including investments in frontier markets that may not generate profitable growth in the near term. Planning for future growth requires investments to be made now in anticipation of growth that may not materialize, and if we are not successful growing our gross auction proceeds our earnings may be adversely impacted. A large component of our G&A expenses is considered fixed costs that we will incur regardless of gross auction proceeds growth. There can be no assurances that our gross auction proceeds and auction revenues will grow, if at all, at a more rapid rate than our fixed costs, especially in the event of a deep and prolonged recession, which would have a negative impact on our margins and earnings per share.
Our future expenses may increase significantly or our operations and ability to expand may be limited as a result of environmental and other regulations.
A variety of federal, provincial, state and local laws, rules and regulations, including local tax and accounting rules, apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Complying with revisions to laws, rules and regulations could result in an increase in expenses and a deterioration of our financial performance. Failure to comply with applicable laws, rules and regulations could result in substantial liability to us, suspension or cessation of some or all of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.
The development or expansion of auction sites depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, such development or expansion.
Under some environmental laws, an owner or lessee of, or other person involved in, real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner, lessee or other person knew of, or was responsible for, the presence of the hazardous or toxic substances. Environmental contamination may exist at our owned or leased auction sites, or at other sites on which we may conduct auctions, or properties that we may be selling by auction, from prior activities at these locations or from neighbouring properties. In addition, auction sites that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to claims arising from environmental contamination of any of these properties could harm our financial condition and results of operations.
There are restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between specified jurisdictions. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from entering into commerce in the United States. If these restrictions, or changes to environmental laws, were to inhibit materially the ability of customers to ship equipment to or from our auction sites, they could reduce gross auction proceeds and harm our business.
International bidders and consignors could be deterred from participating in our auctions if governmental bodies impose additional export or import regulations or additional duties, taxes or other charges on exports or imports. Reduced participation by international bidders and consignors could reduce gross auction proceeds and harm our business, financial condition and results of operations.

Disruptions to credit and financial markets and economic uncertainty could harm our operations.
The recent global economic and financial market events have caused, among other things, a general tightening in credit markets, lower levels of liquidity, increases in default and bankruptcy rates, and a level of uncertainty in the used equipment marketplace, all of which may have a negative impact on our operations, financial condition and liquidity and ability to grow our business. Our operations and access to our cash balances in the future are dependent upon the economic viability of our key suppliers and the various financial institutions we utilize. Our future operations may be disrupted if we cannot obtain products and services necessary for our auction operations from our key suppliers, or if we lose access to our cash balances. In addition, our future auction revenues may decrease if our consignors choose not to sell their assets as a result of economic conditions, or if our buyers are unable to obtain financing for assets purchases, or if our customers are in financial distress. In addition, our lenders may be unable to advance funds to us under existing credit facilities, which could harm our liquidity and ability to operate or grow our business. Our customers may decide to delay the sale of excess assets due to the uncertainty in the used equipment marketplace and the reduction in prices which could limit the growth in our gross auction proceeds. The timing and nature of any recovery in credit and financial markets remain uncertain, and there can be no assurance that market conditions will improve in the near future and that our results of operations will not be adversely affected.
Competition in our core markets could result in reductions in our future revenues and profitability.
The used truck and equipment sectors of the global industrial equipment market, and the auction segment of those markets, are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, other third party methods, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, other third party methods, and equipment owners that have traditionally disposed of equipment in private sales.
Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, we may also be required to reduce commission rates, which may reduce our revenue and harm our operating results and financial condition, or we may lose market share.
Our substantial international operations expose us to foreign exchange rate fluctuations and political and economic instability that could harm our results of operations.
We conduct business in many countries around the world and intend to continue to expand our presence in international markets, including emerging markets. Fluctuating currency exchange rates, acts of terrorism or war, and changing social, economic and political conditions and regulations, including income tax and accounting regulations, and political interference, may negatively affect our business in international markets and our related results of operations. Currency exchange rate fluctuations between the different countries in which we conduct our operations impact the purchasing power of buyers, the motivation of consignors, asset values and asset flows between various countries, including those in which we do not have operations. These factors and other global economic conditions may harm our business and our operating results.
Although we report our financial results in U.S. dollars, a significant portion of our auction revenues is generated at auctions held outside the United States, mostly in currencies other than the U.S. dollar. Currency exchange rate changes against the U.S. dollar, particularly for the Canadian dollar and the Euro, could affect the presentation of our results in our financial statements and cause our earnings to fluctuate.

Our business could be harmed if we lost the services of one or more key personnel.
The growth and performance of our business depends to a significant extent on the efforts and abilities of our executive officers and senior managers. Our business could be harmed if we lost the services of any of these individuals. We do not maintain key man insurance on the lives of any of our executive officers. Our future success largely depends on our ability to attract, develop and retain skilled employees in all areas of our business, and to plan effectively for succession.
Our internet-related initiatives are subject to technological obsolescence and potential service interruptions and may not contribute to improved operating results over the long-term; in addition, we may not be able to compete with technologies implemented by our competitors.
We have invested significant resources in the development of our internet platform, including our online bidding service, Timed Auction System and new website. We use and rely on intellectual property owned by third parties, which we license for use in providing our online bidding service. Our internet technologies may not result in any material long-term improvement in our results of operations or financial condition and may require further significant investment to avoid obsolescence. We may also not be able to continue to adapt our business to internet commerce and we may not be able to compete effectively against internet auction services offered by our competitors.
The success of our online bidding service and other services that we offer over the internet, including equipment-searching capabilities and historical price information, will continue to depend largely on the performance and reliability of the hardware and software we utilize, our ability to use suitable intellectual property licensed from third parties, further development and maintenance of our information technology infrastructure and the internet in general. Our ability to offer online services depends on the performance of the internet, as well as some of our internal hardware and software systems.
“Viruses”, “worms” and other similar programs, which have in the past caused periodic outages and other internet access delays, may in the future interfere with the performance of the internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the internet. We could lose customers and our reputation could be harmed if we were unable to provide services over the internet at an acceptable level of performance or reliability.
Our business is subject to risks relating to our ability to safeguard the security and privacy of our customers’ confidential information.
We maintain proprietary databases containing confidential personal information about our customers and the results of our auctions, and we must safeguard the security and privacy of this information. Despite our efforts to protect this information, we face the risk of inadvertent disclosure of this sensitive information or an intentional breach of our security measures.
Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.

The availability and performance of our internal technology infrastructure, as well as the implementation of an enterprise resource planning system, are critical to our business.
The satisfactory performance, reliability and availability of our website, enterprise resource planning system, processing systems and network infrastructure are important to our reputation and our business. We will need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased usage of our online bidding service and other services offered on our website and to implement new features and functions. Our business and results of operations could be harmed if we were unable to expand and upgrade in a timely manner our systems and infrastructure to accommodate any increases in the use of our internet services, or if we were to lose access to or the functionality of our internet systems for any reason.
We use both internally developed and licensed systems for transaction processing and accounting, including billings and collections processing. We have recently improved these systems to accommodate growth in our business. If we are unsuccessful in continuing to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes, it could harm our operations and interfere with our ability to expand our business.
We may incur losses if we are required to make payments to buyers and lienholders because we are unable to deliver clear title on the assets sold at our auctions.
In jurisdictions where title registries are commercially available, we guarantee to our buyers that each item purchased at our auctions is free of liens and other encumbrances, up to the purchase price paid at our auction. If we are unable to deliver clear title, we provide the buyer with a full refund of the purchase price. While we exercise considerable effort to ensure that all liens have been identified and, if necessary, discharged prior to the auction, we occasionally do not properly identify or discharge liens and have had to make payments to the relevant lienholders or purchasers. We will incur a loss if we are unable to recover sufficient funds from the consignors to offset these payments, and aggregate losses from these payments could be material.
We may incur losses as a result of legal and other claims.
We are subject to legal and other claims that arise in the ordinary course of our business. While the results of these claims have not historically had a material effect on our business, financial condition or results of operations, we may not be able to defend ourselves adequately against these claims in the future and we may incur losses. Aggregate losses from and the legal fees associated with these claims could be material.
We do not currently have a complete business continuity plan, which exposes our business to risks.
We depend on our information and other systems and processes for the continuity and effective operation of our business. We have a formal business continuity plan covering most significant aspects of our business that would take effect in the event of a significant interruption to our business, or the loss of key systems as a result of a natural or other disaster. Although we have tested our business continuity plan as part of the implementation, there can be no assurance that it will operate effectively or that our business, results of operations and financial condition will not be materially affected in the event of a significant interruption of our business.
We are in the process of implementing a formal disaster recovery plan, including a data center co-location that went into effect in 2009. However, our disaster recovery plan is not yet complete. If we were subject to a disaster or serious security breach, it could materially damage our business, results of operations and financial condition.

Our insurance may be insufficient to cover losses that may occur as a result of our operations.
We maintain property and general liability insurance. This insurance may not remain available to us at commercially reasonable rates, and the amount of our coverage may not be adequate to cover all liability that we may incur. Our auctions generally involve the operation of large equipment close to a large number of people, and despite our focus on safe work practices, an accident could damage our facilities or injure auction attendees. Any major accident could harm our reputation and our business. In addition, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, the resulting costs could harm our results of operations and financial condition.
Certain global conditions may affect our ability to conduct successful auctions.
Like most businesses with global operations, we are subject to the risk of certain global conditions, such as pandemics or other disease outbreaks, that could hinder our ability to conduct our scheduled auctions, or restrict our customers’ travel patterns or their desire to attend auctions. If this situation were to occur, we may not be able to generate sufficient equipment consignments to sustain our business or to attract enough bidders to our auctions to achieve world fair market values for the items we sell. This could harm our results of operations and financial condition.
Our operating results are subject to quarterly variations.
Historically, our revenues and operating results have fluctuated from quarter to quarter. We expect to continue to experience these fluctuations as a result of the following factors, among others:
•	the size, timing and frequency of our auctions;

•	the seasonal nature of the auction business in general, with peak activity typically occurring in the second and fourth calendar quarters, mainly as a result of the seasonal nature of the construction and natural resources industries;

•	the performance of our underwritten business (guarantee and outright purchase contracts);

•	general economic conditions in our markets; and

•	the timing of acquisitions and development of auction facilities and related costs.
In addition, we usually incur substantial costs when entering new markets, and the profitability of operations at new locations is uncertain as a result of the increased variability in the number and size of auctions at new sites. These and other factors may cause our future results to fall short of investor expectations or not to compare favourably to our past results.
We may not continue to pay regular cash dividends.
We declared and paid total quarterly cash dividends of $0.38 per outstanding common share in 2009. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, after taking into account our operating results, financial condition, cash requirements, financing agreement restrictions and other factors our Board may deem relevant. We may be unable or may elect not to continue to declare and pay dividends, even if necessary financial conditions are met and sufficient cash is available for distribution.
The impact of the adoption of International Financial Reporting Standards (IFRS) in 2011 is uncertain.
We, as a publicly accountable Canadian enterprise, are required by the Canadian Accounting Standards Board to adopt IFRS beginning January 2011. We have not yet determined the full impact of the adoption of IFRS on our consolidated financial statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ritchie Bros. Auctioneers Incorporated (Registrant)
Date: May 3, 2010	By:	/s/ Jeremy Black
Jeremy Black,
Corporate Secretary